[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS]
                                                             CHRISTOPHER W. CARR
                                                                  DANIEL J. CARR
                                                                  JOHN J. COATES
                                                                 KEVIN M. COATES
                                                                    H. ALAN DILL
                                                                  ROBERT A. DILL
455 SHERMAN STREET, SUITE 300                                     THOMAS M. DUNN
DENVER, COLORADO 80203                                         JOHN A. HUTCHINGS
PHONE: 303-777-3737                                               STEPHEN M. LEE
FAX: 303-777-3823                                              FAY M. MATSUKAGE*
                                                                  ADAM P. STAPEN
                                                                  JON STONBRAKER
                                                                 CRAIG A. STONER
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                    PATRICK D. TOOLEY
                                                        *Also licensed in Nevada




December 9, 2005



Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

RE:      TITANIUM GROUP LIMITED
         REGISTRATION STATEMENT ON FORM S-1
         FILED ON SEPTEMBER 14, 2005
         FILE NO. 333-128302

Dear Ms. Jacobs:

On behalf of Titanium Group Limited (the "Company"), Amendment No. 1 to the registration statement on Form S-1 is being filed.

The comments of the Staff in its letter dated October 11, 2005, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending two hard copies of this letter, together with two hard copies of the Amendment, marked to show all of the changes. The circled numbers appearing in the right margin of the marked copy correspond to the comment number.

GENERAL

1. WE NOTE THAT YOU ARE A BRITISH VIRGIN ISLANDS COMPANY WITH OPERATIONS IN THE PEOPLE'S REPUBLIC OF CHINA. PLEASE TELL US WHETHER THE RECENT PUBLICATION OF CIRCULARS 11 AND 29 BY THE STATE ADMINISTRATION OF FOREIGN EXCHANGE, OR SAFE, APPLIES TO THE COMPANY AND WHAT EFFECTS, IF ANY, SUCH REGULATIONS COULD HAVE ON YOUR BUSINESS OR THE HOLDINGS OF INVESTORS.

         RESPONSE: Circulars 11 and 29 focused on the tightening of approval requirements and registration procedures for both foreign investments made by domestic residents of China as well as for merger and acquisitions of domestic enterprises by foreign companies controlled by domestic residents of China. The Circulars were applicable to "domestic residents," which has been interpreted to apply to citizens of the People's Republic of China. Therefore, these Circulars do not affect investors who are not citizens of China.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 2




         Those Circulars, however, failed to provide specific criteria or procedures concerning examination and registration. Accordingly, SAFE is expected to issue a new notice soon to replace Circulars 11 and 29. A draft of the new notice indicates that it will apply only to domestic residents of China.

2. THROUGHOUT THE FILING YOU HAVE INCLUDED STATEMENTS REGARDING YOUR COMPETITIVE POSITION, THE QUALITY OF YOUR PRODUCTS AND THE INNOVATION OF YOUR TECHNOLOGY THAT DO NOT APPEAR TO BE SUPPORTED BY THE INFORMATION IN THE FILING. THE LIST BELOW INCLUDES SEVERAL EXAMPLES OF SUCH STATEMENTS BUT IS NOT COMPREHENSIVE. WITH YOUR NEXT AMENDMENT, PLEASE PROVIDE SUPPLEMENTAL INFORMATION SUPPORTING EACH SUCH STATEMENT AND REVISE YOUR FILING TO PROVIDE THE FACTUAL BASIS FOR THESE STATEMENTS, OR REVISE AS NECESSARY:

             o "TO DATE, TI-FACE SDK IS WIDELY-ADOPTED AS THE DEVELOPMENT PLATFORM FOR GOVERNMENTS, UNIVERSITIES AND INSTITUTIONS," PAGE 11;

             o "ALTHOUGH DIFFERENT BIOMETRICS . . . MAY BE WIDELY EMPLOYED IN SIMILAR APPLICATIONS, FACE RECOGNITION IS THE BEST AMONG THE EXISTING ALTERNATIVES," PAGE 13;

             o ". . . USERS HAVE LESS CONCERN ON PRIVACY ISSUES WITH REGARD TO FACIAL PICTURES AND THE MARKET ACCEPTANCE IS MUCH HIGHER," PAGE 13;

             o "FROM COAST TO COAST AND AROUND THE WORLD, PRO ACCESS FACE ATTEND IS EASING CONCERNS AND BOOSTING SECURITY BY ENSURING THAT THE PEOPLE ON-SITE ACTUALLY BELONG THERE," PAGE 14;

             o ". . . THE SOUTHERN PART OF CHINA HAS BECOME ARGUABLY THE LARGEST NETWORK OF FACTORIES," PAGE 14;

             o "EXISTING CLIENTS . . . ARE SATISFIED WITH THIS HIGHLY ACCURATE, PROMPT RESPONSE, TIME COST EFFECTIVE SURVEILLANCE SYSTEM," PAGE 16;

             o "IT IS BELIEVED THAT POLICE FORCES WILL BE INTERESTED IN THIS ADVANCED APPLICATION," PAGE 16;

             o "WE ARE A CLOSE PARTNER WITH IBM OFFERING SECURITY TO ITS CUSTOMERS," PAGE 16;

             o "WE ARE RESPONSIBLE FOR BUSINESS SYSTEMS CRITICAL TO THE RUNNING OF SOME OF THE WORLD'S LEADING COMMERCIAL AND PUBLIC SECTOR ORGANIZATIONS, AS WELL AS LARGE-SCALE TECHNICAL SYSTEMS DESIGNED TO OPERATE TO THE HIGHEST LEVELS OF RELIABILITY IN DEMANDING CONDITIONS," PAGE 16;

             o "MANY POTENTIAL BUYERS HAVE BEEN PUT OFF BY THE COMPROMISES AND WORKAROUNDS DEMANDED BY WHAT IS AVAILABLE IN THE MARKET, AND THEY ARE WAITING FOR A BETTER ALTERNATIVE TO ARRIVE," PAGE 18.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 3




         RESPONSE: Complied. The foregoing statements have been revised to provide the factual basis for the statements. In one case, the statement was omitted, as it did not add to the disclosure. See pages 15 to 23.

3. AS A FOLLOW-UP TO THE COMMENT ABOVE, WHILE WE NOTE THAT YOU HAVE INCLUDED SEVERAL OPINIONS OF THE COMPANY, SUCH AS THE ONES LISTED BELOW, WE WOULD EXPECT TO SEE SUPPLEMENTAL SUPPORT FOR THESE STATEMENTS, AS WELL.

         o "BASED ON THESE BREAKTHROUGH ABILITIES, MANAGEMENT BELIEVES THAT THE COMPANY IS NOW A LEADER IN THIS TECHNOLOGY, WORLDWIDE," PAGE 9;
         o ". . . ENABLE OUR CUSTOMERS TO COST-EFFECTIVELY ACHIEVE WHAT WE BELIEVE TO BE INDUSTRY-LEADING ACCURACY
                  RATES AND PERFORMANCE," PAGE 11;
         o ". . . WE BELIEVE WE ARE A LEADING PROVIDER OF AUTOMATIC FACE RECOGNITION SYSTEMS, OR AFRS, AND OTHER BIOMETRIC AND SECURITY SOLUTIONS TO GOVERNMENTS, LAW ENFORCEMENT AGENCIES, GAMING COMPANIES, AND OTHER ORGANIZATIONS WORLDWIDE," PAGE 11;
         o "WE BELIEVE WE ARE ONE OF THE LEADING DIGITAL SECURITY SERVICES PROVIDERS. ..," PAGE 16;
         o "WE PROJECT THAT BY THE END OF THIS YEAR, THE NUMBER OF MAJOR CUSTOMERS WILL GROW TO CLOSE TO 20 FROM A VARIETY OF INDUSTRIES," PAGE 17.

         RESPONSE: Complied. Enclosed with the hard copy of this letter is the following supplemental information to support the above statements:

         o "Based on these breakthrough abilities..." - See the article entitled, "Face Authentication Competition on the BANCA Database."
         o "...enable our customers to cost-effectively..." - See the article entitled, "Face Authentication Competition on the BANCA Database."
         o "...we believe we are a leading provider..." - This statement has been revised to one that the Company believes it can support. See page 15. Reference is made to the discussion under "Customers" in the "Business" portion of the prospectus.
         o "We believe we are one of the leading digital..." - This statement has been revised to one that the Company believes it can support. See page 21. Reference is made to the discussion under "Customers" in the "Business" portion of the prospectus.
         o "We project that by the end of this year..." - This statement has been revised to one that the Company believes it can support. See page 22.

PROSPECTUS SUMMARY, PAGE 3

4. PLEASE INCLUDE THE TELEPHONE NUMBER OF THE COMPANY, AS REQUIRED BY ITEM 503(B) OF REGULATION S-K.

         RESPONSE:  Complied.  See page 3.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 4




5. PLEASE EXPAND THIS SECTION TO PROVIDE MORE INFORMATION ABOUT THE STRUCTURE OF YOUR COMPANY, INCLUDING WHEN IT WAS FORMED, WHEN YOUR OPERATIONS BEGAN AND WHY YOUR COMPANY IS INCORPORATED IN THE BRITISH VIRGIN ISLANDS WHILE YOUR OPERATIONS ARE CONDUCTED IN CHINA. ADDITIONALLY, EXPAND THE DISCUSSION OF YOUR RELATIONSHIP WITH TSINGHUA UNIVERSITY AND THE CHINESE ACADEMY OF SCIENCE TO BETTER EXPLAIN HOW SUCH RELATIONSHIP AFFECTS YOUR BUSINESS.

         RESPONSE:  Complied.  See page 3.

RISK FACTORS, PAGE 4

6. PLEASE ENSURE THAT ALL OF THE RISK FACTOR SUBHEADINGS CLEARLY INDICATE THE RISK POSED TO INVESTORS. FOR EXAMPLE, THE SUBHEADING "WE FACE COMPETITION FROM EXISTING AND POTENTIAL COMPETITORS" DOES NOT CLEARLY DESCRIBE WHAT THE RISK OF COMPETITION IS TO YOUR BUSINESS OR INVESTORS. IS THE RISK THAT YOU COULD LOSE POTENTIAL REVENUES OR CUSTOMERS? PLEASE REVISE HERE AND THROUGHOUT THIS SECTION AS APPROPRIATE. ADDITIONALLY, WHERE APPLICABLE, REVISE THROUGHOUT THIS SECTION TO CLARIFY HOW EACH RISK RELATES TO THE COMPANY ITSELF, AS OPPOSED TO BEING A RISK TO ALL COMPANIES GENERALLY. FOR EXAMPLE, WE NOTE THAT YOUR RISK FACTOR ENTITLED, "UNLESS WE KEEP PACE WITH CHANGING TECHNOLOGIES, WE COULD LOSE CUSTOMERS AND FAIL TO WIN NEW CUSTOMERS," DOES NOT APPEAR TO DISCUSS ANY SPECIFIC RISK TO THE COMPANY BUT RATHER RELATES TO A RISK FACED BY MOST COMPANIES. PLEASE REVISE TO PROVIDE MORE SPECIFIC INFORMATION ABOUT THE RISK TO YOUR COMPANY HERE AND THROUGHOUT THIS SECTION AS APPROPRIATE.

         RESPONSE: Complied. See pages 4 to 8. The risk factor about keeping pace with changing technologies has been deleted, as it is applicable to all companies generally.

7. PLEASE REVISE TO INCLUDE A SEPARATE RISK FACTOR DESCRIBING ANY MATERIAL FOREIGN CURRENCY OR EXCHANGE RATE RISKS ASSOCIATED WITH DOING BUSINESS IN SEVERAL DIFFERENT COUNTRIES. ADDITIONALLY, IF YOU ARE SUBJECT TO ANY MATERIAL FOREIGN EXCHANGE REGULATIONS AS A RESULT OF DOING BUSINESS IN THE PRC, YOU SHOULD INCLUDE A SEPARATE RISK FACTOR DESCRIBING THOSE RISKS AND THEIR AFFECTS ON YOUR COMPANY, AS WELL.

         RESPONSE:  Complied.  See page 8.

8. WE NOTE FROM YOUR MD&A AND BUSINESS SECTIONS THAT YOU RELY ON A SOLE DISTRIBUTOR IN JAPAN AND OTHER DISTRIBUTORS THROUGHOUT DIFFERENT REGIONS OF THE WORLD. PLEASE REVISE THIS SECTION TO PROVIDE DISCLOSURE REGARDING ANY MATERIAL RISKS ASSOCIATED WITH YOUR DEPENDENCE ON THESE DISTRIBUTORS. FOR EXAMPLE IF YOU LOST YOUR JAPANESE DISTRIBUTOR WOULD SUCH LOSS HAVE A MATERIAL IMPACT ON REVENUES? REVISE OR ADVISE AS APPROPRIATE.

         RESPONSE: The Company does not believe that material risks are presented because of the Company's distributorship arrangements. The Company believes that an exclusive arrangement provides motivation for the distributors to expand the market. The Company believes that its interests are adequately protected through its evaluation of the distributor prior to granting the exclusive arrangement, its ongoing review to monitor the progress of the distributor, and the fact that the distributor agreement normally does not exceed one year.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 5





"OUR SUCCESS AND ABILITY TO COMPETE DEPENDS UPON OUR ABILITY TO SECURE . . ." PAGE 4

9. YOUR DISCLOSURE UNDER "INTELLECTUAL PROPERTY-PATENTS," ON PAGE 17, INDICATES THAT YOU HAVE ONLY ONE PATENT THAT APPEARS TO HAVE BEEN ISSUED IN HONG KONG. PLEASE EXPAND BOTH THE TEXT OF THIS RISK FACTOR AND THE DISCUSSION ON PAGE 17 TO ADDRESS WHETHER AND WHY TITANIUM'S MANAGEMENT DEEMS A PATENT IN HONG KONG SUFFICIENT PROTECTION OF ITS TECHNOLOGY. IN THIS REGARD, WE NOTE THAT WHILE TITANIUM'S OFFICES ARE IN HONG KONG, IT INTENDS TO MARKET ITS PRODUCTS WORLD-WIDE. PLEASE REVISE OR ADVISE.

         RESPONSE:   Complied.  See pages 4 and 23.

"THE LOSS OF OUR OFFICERS AND DIRECTORS OR OUR FAILURE TO ATTRACT . . ." PAGE 4

10. WE NOTE THAT WHILE THE SUBHEADING OF THIS RISK FACTOR INDICATES THAT THE LOSS OF OFFICERS AND DIRECTORS COULD ADVERSELY AFFECT YOUR BUSINESS, THE TEXT OF THE RISK FACTOR INDICATES THAT THIS "WOULD HAVE A MATERIAL ADVERSE AFFECT" ON YOU. PLEASE REVISE THE SUBHEADING TO CONFORM TO THE TEXT OF THE RISK FACTOR AND INDICATE THAT SUCH LOSS WOULD HAVE A MATERIAL AFFECT ON THE COMPANY. ADDITIONALLY, WE NOTE YOUR STATEMENT THAT YOU STRONGLY BELIEVE THAT THE STABILITY OF THE CORE TEAM WILL BE MAINTAINED FOR A LONG PERIOD OF TIME. PLEASE REVISE TO PROVIDE A THOROUGH DISCUSSION REGARDING THE BASIS FOR THIS BELIEF.

         RESPONSE:   Complied.  See page 5.

"WE DERIVE A SIGNIFICANT PORTION OF OUR REVENUES FROM A FEW CUSTOMERS. . . ."
PAGE 5

11. PLEASE REVISE THE TEXT OF THIS RISK FACTOR TO IDENTIFY THE EIGHT CUSTOMERS RESPONSIBLE FOR 75% OF LAST YEAR'S REVENUES AND REVISE THE SUBHEADING TO QUANTIFY THE "SIGNIFICANT PORTION" OF REVENUES TO WHICH YOU REFER. SIMILARLY, REVISE THE SUBHEADING OF YOUR RISK FACTOR ENTITLED, "A LIMITED NUMBER OF STOCKHOLDERS WILL COLLECTIVELY CONTINUE TO OWN A MAJORITY OF OUR COMMON STOCK . . ." TO QUANTIFY THE "MAJORITY" OF COMMON STOCK THAT WILL CONTINUE TO BE HELD BY YOUR OFFICERS AND DIRECTORS.

         RESPONSE: While the subheadings were revised, the eight customers were not identified. The Company did not consider the identities to be critical, as the largest customers have changed from period to period. Instead this fact has been disclosed in the revised text. See page 5.

"THERE IS A LACK OF A PUBLIC MARKET FOR OUR COMMON SHARES . . ." PAGE 6

12. REVISE TO DISCLOSE WHETHER YOU HAVE APPLIED FOR LISTING ON THE OTCBB OR ANY OTHER MARKET, AND WHETHER YOU HAVE ANY PLANS TO DO SO. ADDITIONALLY, PLEASE ADVISE OF THE NEED FOR ANY BLUE SKY REGISTRATION.

         Response:   Complied.  See page 6.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 6



"OUTSTANDING COMMON STOCK PURCHASE WARRANTS MAY NEGATIVELY IMPACT . . ." PAGE 6

13. YOU INDICATE IN THE TEXT OF THIS RISK FACTOR THAT SO LONG AS THE WARRANTS REMAIN OUTSTANDING, THE TERMS UNDER WHICH YOU MAY BE ABLE TO OBTAIN ADDITIONAL CAPITAL FINANCING MAY BE ADVERSELY AFFECTED. PLEASE REVISE TO EXPLAIN WHY SUCH TERMS MAY BE ADVERSELY AFFECTED.

         RESPONSE:   Complied.  See pages 6 and 7.

"SINCE NEITHER NONE OF OUR OFFICERS AND DIRECTORS IS A UNITED STATES RESIDENT . .. ." PAGE 6

14. PLEASE EXPAND THIS RISK FACTOR TO ADDRESS ALL OF THE RISKS ASSOCIATED WITH YOUR OFFICERS AND DIRECTORS RESIDING IN HONG KONG AND, IF NECESSARY, BREAK THIS RISK FACTOR UP INTO SEPARATE RISK FACTORS IN ORDER TO ADEQUATELY DESCRIBE ALL OF THE RELATED RISKS. FOR EXAMPLE, EXPAND YOUR DISCUSSION OF SERVICE OF PROCESS AND DESCRIBE OTHER ISSUES SUCH AS ENFORCEABILITY OF U.S. JUDGMENTS AND THE DUTIES OF OFFICERS AND DIRECTORS. IN THIS REGARD, WE NOTE FROM PAGE 28 THAT UNDER BVI LAW, LIABILITY OF A CORPORATE DIRECTOR TO THE CORPORATION IS PRIMARILY LIMITED TO CASES OF WILLFUL MALFEASANCE IN THE PERFORMANCE OF HIS DUTIES OR TO CASES WHERE THE DIRECTOR HAS NOT ACTED HONESTLY AND IN GOOD FAITH AND WITH A VIEW TO THE BEST INTERESTS OF THE COMPANY.

         RESPONSE: Complied. This risk factor has been moved so that it is located with the others discussed in comment 15 below. A specific risk factor has been added about the duties of the officers and directors under BVI law. See pages 7 and 8.

"WE ARE A BRITISH VIRGIN ISLANDS COMPANY . . ." PAGE 7

15. WE NOTE THAT THIS RISK FACTOR ADDRESSES SEVERAL DISTINCT RISKS POSED BY BEING A BVI COMPANY, SUCH AS THE FACT THAT BVI COMMON LAW IS LIMITED AS COMPARED WITH SIMILAR U.S. LAW, THE BVI HAS A LESS DEVELOPED BODY OF SECURITIES LAWS AS COMPARED WITH THE U.S., BVI COMPANIES MAY NOT HAVE STANDING TO INITIATE SHAREHOLDER DERIVATIVE ACTIONS IN THE U.S. COURTS AGAINST THE COMPANY, AND THERE IS NO STATUTORY RECOGNITION IN THE BVI OF JUDGMENTS OBTAINED IN THE U.S. PLEASE REVISE TO ADDRESS EACH OF THESE RISKS AS SEPARATE RISK FACTORS AND ENSURE THAT YOU THOROUGHLY DISCUSS EACH RISK AND ITS POTENTIAL AFFECTS ON INVESTORS.

         RESPONSE:   Complied.  This risk factor has been broken down into
         several risk factors.  See pages 7 and 8.

DETERMINATION OF OFFERING PRICE

16.      PLEASE REVISE YOUR FILING TO PROVIDE ALL OF THE INFORMATION REQUIRED BY
         ITEM 504 OF REGULATION S-K REGARDING THE MANNER IN WHICH YOU DETERMINED YOUR OFFERING PRICE. ENSURE THAT THIS DISCUSSION ADDRESSES THE FACT THAT YOU HAVE OUTSTANDING WARRANTS WITH AN EXERCISE PRICE OF $.50/SHARE AND EXPLAINS WHY YOU CHOSE A DIFFERENT PRICE FOR YOUR PUBLIC OFFERING.

         RESPONSE:   Complied.  See page 9.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 7




SUPPLEMENTARY FINANCIAL INFORMATION

17. REVISE THE FILING TO INCLUDE QUARTERLY FINANCIAL DATA PURSUANT TO ITEM 302 OF REGULATION S-K.

         RESPONSE: The Company does not believe that it is required to include quarterly financial data, as Item 302 of Regulation S-K makes this applicable to registrants that have securities registered pursuant to
         Section 12(b) or 12(g) of the Securities Exchange Act of 1934.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 8

18. PLEASE COMPREHENSIVELY REVISE THIS SECTION TO PROVIDE ALL INFORMATION REQUIRED BY ITEM 303 OF REGULATION S-K, INCLUDING THE RELATED INSTRUCTIONS. SEE ALSO SEC RELEASE 33-8350. IN THIS REGARD, WE WOULD EXPECT TO SEE MORE INFORMATION REGARDING YOUR OPERATING HISTORY AND HOW YOUR BUSINESS HAS CHANGED OVER THE PAST THREE YEARS. FOR EXAMPLE, IT IS NOT CLEAR WHAT "PROJECTS REVENUES" ARE OR HOW THEY HAVE AFFECTED YOUR COMPANY IN THE PAST OR WILL AFFECT IT IN THE FUTURE. ADDITIONALLY, YOUR CURRENT DISCLOSURE DOES NOT CLEARLY DISCUSS HOW YOU GENERATE REVENUES. IN THIS REGARD, WE NOTE FROM YOUR FINANCIAL STATEMENTS THAT YOU MAINLY RECOGNIZE REVENUE THROUGH THE LICENSING OF YOUR SOFTWARE, BUT NOTE FROM YOUR BUSINESS SECTION THAT YOU APPEAR TO ALSO PERFORM CONSULTING AND DISTRIBUTION SERVICES. REVISE TO CLEARLY DISCLOSE THE LINES OF BUSINESS IN WHICH YOU ARE INVOLVED AND HOW THEY AFFECT YOUR RESULTS OF OPERATIONS. WE WOULD ALSO EXPECT TO SEE MORE COMPREHENSIVE LINE-ITEM DISCUSSIONS REGARDING MATERIAL CHANGES BETWEEN PERIODS, INCLUDING QUANTIFIED INFORMATION REGARDING THE REASONS FOR SUCH CHANGES. FURTHERMORE, YOU SHOULD BETTER EXPLAIN YOUR RELATIONSHIP WITH THIRD PARTIES, SUCH AS YOUR DISTRIBUTORS AND THE CHINESE ACADEMY OF SCIENCE AND HOW SUCH RELATIONSHIPS HAVE OR WILL AFFECT YOUR RESULTS OF OPERATIONS. FINALLY, ENSURE THAT YOUR REVISED DOCUMENT INCLUDES A DISCUSSION OF ANY MATERIAL PRICING PRESSURES AND WHETHER CHANGES IN REVENUES BETWEEN PERIODS HAVE BEEN THE RESULT OF A CHANGE IN PRICING OR VOLUME. IN THIS REGARD, WE NOTE THE RISK FACTOR ON PAGE 5 THAT INDICATES THAT YOU MAY BE FORCED TO OFFER LOWER PRICES TO COMPETE. ALL OF THESE ISSUES SHOULD BE ADDRESSED IN YOUR NEXT AMENDMENT.

         RESPONSE:   Complied.  See pages 10 to 14.

19. AS A FOLLOW-UP TO THE COMMENT ABOVE, WE NOTE YOUR DISCUSSIONS ON PAGES FF-11 AND FF-12 REGARDING THE COMPANY'S GRANT AND SUBSIDY INCOME. YOUR MD&A, INCLUDING YOUR LIQUIDITY DISCUSSION, SHOULD BE REVISED TO INCLUDE SIMILAR DISCLOSURE, AS THE GRANT AND SUBSIDY INCOME YOU HAVE RECEIVED APPEARS TO HAVE PROVIDED CASH FOR YOUR OPERATIONS THAT WILL NOT CONTINUE INDEFINITELY, AND AS IT APPEARS THAT YOU WILL BE REQUIRED TO PAY THE HONG KONG GOVERNMENT A 5% ROYALTY ON ALL GROSS REVENUE EARNED FROM ANY ACTIVITIES IN CONNECTION WITH GRANT-FUNDED PROJECTS.

         RESPONSE:   Complied.  See pages 11 and 12.

20. WE NOTE THE STATISTICS YOU CITE ON PAGE NINE AND THE CORRESPONDING FOOTNOTE YOU HAVE PROVIDED. PLEASE REVISE TO REMOVE THE FOOTNOTE AND PROVIDE THE SUPPORTING INFORMATION WITH

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 8



         THE TEXT OF THE STATISTICS. ADDITIONALLY, PLEASE SUPPLEMENTALLY PROVIDE THE ARTICLE TO WHICH YOU REFER AND TELL US WHETHER IT IS PUBLICLY AVAILABLE FOR FREE OR FOR A NOMINAL AMOUNT.

         RESPONSE: Complied. See page 10. The articles appears to be available from CFO Magazine, but for a nominal amount.

21. WE NOTE THAT THE FILING DOES NOT CONTAIN A DISCUSSION OF THE COMPANY'S CRITICAL ACCOUNTING POLICIES. REVISE THE FILING TO INCLUDE A DISCUSSION OF YOUR CRITICAL ACCOUNTING POLICIES. SEE SEC RELEASE NO. 33-8040 AND FR-60 FOR GUIDANCE.

         RESPONSE:   Complied.  See pages 11 and 12.

22. CURRENTLY, YOUR DISCUSSION OF MD&A AND LIQUIDITY AND CAPITAL RESOURCES ARE IN US$ WHILE YOUR AUDITED FINANCIAL STATEMENTS ARE IN HK$. REVISE THE FILING TO PRESENT ALL DISCUSSIONS IN THE REPORTING CURRENCY OF THE COMPANY'S AUDITED FINANCIAL STATEMENTS (I.E., HK$).

         RESPONSE: As most of the selling shareholders are in the United States, the Company expects that the prospectus will be used extensively in the United States. Accordingly, the Company is presenting all discussions in both US dollars and HK dollars.

23. REVISE THE FILING TO INCLUDE THE FIVE-YEAR HISTORY OF EXCHANGE RATES SETTING FORTH RATES AT PERIOD END, AVERAGE, HIGHS AND LOWS IN ACCORDANCE WITH RULE 3-20(B)) OF REGULATION S-X.

         RESPONSE:   Complied.  See page 10.

RESULTS OF OPERATIONS, PAGE 9

24. WE NOTE YOUR DISCLOSURE REGARDING THE FACT THAT THE SALES OF PROACCESS FACEOK IN 2004 "MARKED THE POINT WHERE THE COMPANY NO LONGER RELIED SOLELY UPON PROJECT-BASED OR CONSULTANCY INCOME." AS A FOLLOW-UP TO THE FIRST MD&A COMMENT ABOVE, PLEASE REVISE THIS SECTION AND MD&A GENERALLY TO BETTER EXPLAIN WHAT YOUR PROJECT-BASED AND CONSULTANCY INCOME IS AND HOW IT RELATES TO YOUR OPERATIONS AND THE PRODUCTION OF YOUR BIOMETRICS SOFTWARE.

         RESPONSE:  This statement has been deleted.  See pages 11 and 12.

25. WE NOTE FROM YOUR DISCLOSURE ON PAGE 10 THAT YOU COMMENCED "A FEW LARGE PROJECTS OUTSIDE OF HONG KONG." AS A FOLLOW-UP TO THE FIRST MD&A COMMENT ABOVE, PLEASE REVISE TO BETTER EXPLAIN WHAT THESE PROJECTS ARE AND HOW THEY HAVE OR WILL AFFECT YOUR RESULTS OF OPERATIONS.

         RESPONSE:  Complied.  See page 12.

26. AS A FOLLOW-UP TO THE FIRST MD&A COMMENT ABOVE, WE NOTE THAT YOU ATTRIBUTE CHANGES IN CERTAIN CONSOLIDATED FINANCIAL STATEMENT LINE ITEMS TO MORE THAN ONE FACTOR AND THAT CERTAIN LINE ITEMS ARE NOT DISCUSSED. FOR INSTANCE, WE NOTE YOU DISCLOSE THE 10.3% DECREASE IN GROSS MARGIN AT DECEMBER 31, 2004, WITHOUT DISCUSSING THE REASON FOR THE DECREASE. REVISE YOUR MD&A TO

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 9




         ALLOW INVESTORS TO SEE YOUR COMPANY THROUGH THE EYES OF MANAGEMENT. FOR EXAMPLE, DISCUSS THE METRICS MANAGEMENT USES IN EVALUATING OPERATING RESULTS, THE BUSINESS REASONS FOR PERIOD TO PERIOD CHANGES IN YOUR FINANCIAL STATEMENT LINE ITEMS AND EACH FACTOR THAT RESULTED IN THOSE CHANGES. WE REFER YOU TO SEC RELEASE NO. 33-6835 AND 33-8350.

         RESPONSE:   Complied.  See pages 12 and 13.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 10

27. WE NOTE FROM PAGE 24 THAT CERTAIN OF YOUR OFFICERS AND DIRECTORS HAVE PROVIDED LOANS TO THE COMPANY SINCE 2001 AND THAT THE SAME OFFICERS GUARANTEED A LOAN FROM A FINANCIAL INSTITUTION. PLEASE REVISE THIS SECTION TO PROVIDE DISCLOSURE REGARDING ALL OF THESE LOANS, INCLUDING THE NAME OF THE FINANCIAL INSTITUTION FROM WHICH YOU BORROWED FUNDS.

         RESPONSE:  Complied.  See page 13.

28. WE NOTE YOUR DISCLOSURE OF MATERIAL CHANGES RELATING TO ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND OTHER BALANCES IN YOUR DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES. PLEASE REVISE YOUR DISCUSSION TO FOCUS ON THE PRIMARY DRIVERS OF AND OTHER MATERIAL FACTORS NECESSARY TO UNDERSTANDING YOUR COMPANY'S CASH FLOWS. IN ADDITION, DISCUSS ALL KNOWN TRENDS, EVENTS OR UNCERTAINTIES, WHICH ARE REASONABLY LIKELY TO IMPACT FUTURE LIQUIDITY, AS NECESSARY. WE REFER YOU TO SECTION IV OF SEC RELEASE NO. 33-8350.

         RESPONSE:  Complied.  See pages 13 and 14.

29. WE NOTE YOUR DISCLOSURE THAT YOU BELIEVE EXISTING CASH FLOWS, BASED UPON YOUR SIGNED CONTRACTS FOR ORDERS, WILL BE ADEQUATE TO FUND EXPENDITURES FOR DEVELOPMENT OF BIOMETRICS PRODUCTS. TELL US THE AMOUNT OF BACKLOG ORDERS BELIEVED TO BE FIRM AS OF JUNE 30, 2005 AND REVISED TO DISCLOSE THIS INFORMATION IN THE BUSINESS SECTION OF YOUR FILING PURSUANT TO ITEM 101(C)(VIII) OF REGULATION S-K.

         RESPONSE:   Complied.  See pages 14 and 22.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

30.      PLEASE REVISE YOUR FILING TO PROVIDE ALL OF THE INFORMATION REQUIRED BY
         ITEM 304 OF REGULATION S-K.

         RESPONSE:  Complied.  See page 15.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

31.      PLEASE REVISE YOUR FILING TO PROVIDE ALL OF THE INFORMATION REQUIRED BY
         ITEM 305 OF REGULATION S-K.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 10




         RESPONSE: The Company does not believe that disclosure of market risk is warranted because it is not subject to interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market rate or price risks. The Company does not have any long-term debt, except for shareholders' loans that are interest-free. As noted in the new section entitled "Historical Exchange Rates," the Hong Kong dollar has been pegged to the U.S. dollar at HK$7.80 to US$1.00 since 1983. Further, the Company `s business does not involve commodities or other items sensitive to market rate or price risks.

BUSINESS, PAGE 11

32. THROUGHOUT THIS SECTION AND IN OTHER PLACES IN THE FILING, YOU REFER TO CERTAIN AWARDS THAT YOUR PRODUCTS HAVE RECEIVED. FOR EXAMPLE, WE NOT YOUR STATEMENT THAT PROACCESS FACEOK WAS AWARDED THE "BEST OF COMDEX FINALIST 2003" IN LAS VEGAS. EACH PLACE YOU REFER TO AN AWARD, YOU SHOULD ALSO INCLUDE A DESCRIPTION OF THE AWARD, THE ENTITY THAT GIVES THE AWARD AND ITS MEANING IN YOUR INDUSTRY IN ORDER TO PUT THE SIGNIFICANCE OF THE AWARD IN CONTEXT FOR INVESTORS. REVISE THROUGHOUT AS APPROPRIATE. ADDITIONALLY, WHERE YOU REFER TO CONTRACT AWARDS, YOU SHOULD PROVIDE SIMILAR INFORMATION. FOR EXAMPLE, WE NOTE YOUR STATEMENT ON PAGE 12 THAT TITANIUM TECHNOLOGY WAS SELECTED BY THE HKSAR GOVERNMENT AS ONE OF THE SUPPLIERS OF PC/LAN BULK TENDER IN CATEGORY C. REVISE TO EXPLAIN WHAT THIS MEANS AND WHAT COMPETITION FOR THE CONTRACT EXISTED AT THE TIME.

         RESPONSE:  Complied.  See pages 16 and 22.

33. WE NOTE THAT YOU HAVE SEVERAL GOVERNMENT CUSTOMERS. ACCORDINGLY, PLEASE ENSURE THAT YOUR NEXT AMENDMENT INCLUDES ALL OF THE INFORMATION REQUIRED BY PARAGRAPH (C)(1)(IX) OF ITEM 101 OF REGULATION S-K, REGARDING ANY MATERIAL PORTION OF YOUR BUSINESS THAT MAY BE SUBJECT TO RENEGOTIATION OF PROFITS OR TERMINATION OF CONTRACTS AT THE ELECTION OF THE GOVERNMENT.

         RESPONSE: See page 22. The Company has added disclosure that its contracts are not subject to termination at the election of the government.

34. PLEASE REVISE TO PROVIDE ALL OF THE INFORMATION REGARDING THE ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS REQUIRED BY
         ITEM 101(G) OF REGULATION S-K.

         RESPONSE:  Complied.  See page 24.

BUSINESS DEVELOPMENT, PAGE 11

35. PLEASE REVISE HERE AND THROUGHOUT THE DOCUMENT AS APPROPRIATE TO BETTER EXPLAIN THE ORGANIZATION AND HISTORY OF THE COMPANY. FOR EXAMPLE, WE NOTE FROM PAGE F-4 THAT TITANIUM TECHNOLOGY (SHENZHEN) COMPANY LIMITED IS A SUBSIDIARY OF TITANIUM TECHNOLOGY LIMITED, BUT SUCH RELATIONSHIP IS NOT CLEARLY DISCLOSED HERE, IN YOUR PROSPECTUS SUMMARY OR IN MD&A. ADDITIONALLY, IT IS NOT CLEAR WHO EAE PRODUCTIONS (HK) LIMITED IS OR HOW SUCH ENTITY IS RELATED TO THE COMPANY. FINALLY, IT IS NOT CLEAR WHETHER BOTH TITANIUM TECHNOLOGY AND TITANIUM

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 11




         TECHNOLOGY (SHENZHEN) ARE OPERATING COMPANIES. PLEASE REVISE TO BETTER EXPLAIN THE RELATIONSHIP BOTH COMPANIES HAVE WITH EACH OTHER AND WITH THE COMPANY AS A WHOLE.

         RESPONSE:  Complied.  See page 15.

PRODUCTS, PAGE 12

36. PLEASE REVISE THIS SECTION AND MD&A, IF APPROPRIATE, TO MORE CLEARLY DESCRIBE THE PRODUCTS THE COMPANY CURRENTLY OFFERS AND THE PRODUCTS THAT ARE IN THE DEVELOPMENT PHASE. IN THIS REGARD, WE NOTE THAT YOUR DESCRIPTIONS OF PRODUCTS SUCH AS THE PROFACER IDVR AND PROFACER IDCONTROL SEEM TO INDICATE THAT YOU ARE CURRENTLY OFFERING THE PRODUCTS, BUT WE NOTE NO SIMILAR DISCLOSURE IN MD&A. ADDITIONALLY, WE NOTE YOUR STATEMENT ON PAGE 15 REGARDING THE PROFACER IDVR WHICH INDICATES THAT "[A] PILOT PROJECT HAS BEEN LAUNCHED IN GUANGXI PEOPLE'S BANK OF CHINA." PLEASE REVISE TO EXPLAIN THIS STATEMENT. FOR EXAMPLE, ARE YOU DERIVING REVENUES FROM THE BANK OR IS THIS PRODUCT STILL BEING TESTED? REVISE AS APPROPRIATE.

         RESPONSE:  Complied.  See the tables appearing on pages 17 and 20.

DISTRIBUTION AND MARKETS, PAGE 17

37. PLEASE REVISE THIS SECTION AND MD&A TO BETTER EXPLAIN YOUR DISTRIBUTOR BUSINESS. FOR EXAMPLE, WHAT TYPES OF SOFTWARE DO YOU DISTRIBUTE TO YOUR CUSTOMERS? WHAT PORTION OF YOUR REVENUES DOES YOUR DISTRIBUTOR BUSINESS ACCOUNT FOR? ADDITIONALLY, REVISE TO BETTER EXPLAIN YOUR RELATIONSHIPS WITH THE LARGER VENDORS, SUCH AS MICROSOFT AND NOVELL. DO YOU BUY SOFTWARE FROM THESE VENDORS TO DISTRIBUTE IN HONG KONG OR DO YOU DISTRIBUTE SOFTWARE TO THESE VENDORS?

         RESPONSE:  Complied.  See page 22.

CUSTOMERS, PAGE 17

38. WE NOTE THAT EIGHT CUSTOMERS ACCOUNTED FOR APPROXIMATELY 75% OF YOUR FISCAL 2004 REVENUES AND THAT SALES TO BEACON BASE SOFTWARE AND INFORMATION SECURITY ONE WERE 13.32% AND 21.02%, RESPECTIVELY. IF ANY OTHER CUSTOMER ACCOUNTED FOR 10% OR MORE OF TITANIUM'S REVENUES, PLEASE REVISE TO IDENTIFY SUCH CUSTOMER AND TO INDICATE THE PERCENTAGE OF REVENUES FOR WHICH IT WAS RESPONSIBLE.

         RESPONSE: No customer accounted for 10% or more of the Company's revenues, other than Information x Security One (HK) Ltd. and Beacon Base Software Ltd.

MANAGEMENT

OFFICERS, DIRECTORS AND KEY EMPLOYEES, PAGE 19

39. PLEASE REVISE THIS DISCLOSURE TO INCLUDE THE SPECIFIC FIVE-YEAR EMPLOYMENT HISTORY FOR EACH NAMED PERSON, AS REQUIRED BY ITEM 401(E)(1) OF REGULATION S-K. IN THIS REGARD, WE WOULD

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 12




         EXPECT TO SEE THE NAMES OF THE COMPANIES AT WHICH THE OFFICERS AND DIRECTORS WORKED PRIOR TO THEIR EMPLOYMENT WITH THE COMPANY, AS WELL AS ALL OTHER INFORMATION REQUIRED BY 401(E)(1).

         RESPONSE:  Complied.  See pages 25 to 26.

40. AS A FOLLOW-UP TO COMMENT 2 ABOVE, PLEASE REVISE THE DESCRIPTION OF DR. NG'S EXPERIENCE TO PROVIDE THE FACTUAL BASIS FOR THE STATEMENTS YOU MAKE REGARDING HIS STANDING WITHIN THE BIOMETRICS COMMUNITY. FOR EXAMPLE, WE NOTE STATEMENTS SUCH AS, "DR. NG IS ONE OF THE REPUTABLE ENTREPRENEURS IN CHINA," "DR. NG HAS RECEIVED A GREAT DEAL OF RECOGNITION FOR HIS EXTRAORDINARY ACCOMPLISHMENTS" AND "[H]E IS A HIGHLY SOUGHT AFTER SPEAKER AT HIGH LEVEL INDUSTRY CONFERENCES AND A FREQUENT COMMENTATOR IN THE MEDIA." ADDITIONALLY, YOU SHOULD REVISE TO PUT THE SIGNIFICANCE OF THE AWARDS HE HAS RECEIVED IN CONTEXT FOR INVESTORS.

         RESPONSE:  Complied.  See page 25.

CONFLICTS OF INTEREST, PAGE 20

41. WE NOTE THAT THE LAST SENTENCE OF THE FIRST PARAGRAPH OF THIS SECTION INDICATES THAT YOU ANTICIPATE THAT THE OTHER BUSINESS ACTIVITIES OF YOUR OFFICERS AND DIRECTORS WILL NOT INTERFERE IN ANY SIGNIFICANT FASHION WITH THE AFFAIRS OF THE BUSINESS. REVISE TO EXPLAIN THE BASIS FOR THIS BELIEF. ADDITIONALLY, REVISE YOUR RISK FACTORS SECTION TO PROVIDE A SEPARATE DISCUSSION REGARDING THE RISKS ASSOCIATED WITH YOUR OFFICERS AND DIRECTORS BEING ALLOWED TO ENGAGE IN COMPETING BUSINESSES, AND THE FACT THAT YOU HAVE NO RIGHT OF FIRST REFUSAL PERTAINING TO OPPORTUNITIES THAT COME TO THEIR ATTENTION AND RELATED TO THE OPERATIONS OF THE COMPANY.

         RESPONSE:  Complied.  See pages 8 and 26.

EXECUTIVE COMPENSATION, PAGE 21

42. PLEASE REVISE YOUR EXECUTIVE COMPENSATION TABLE TO PROVIDE THE INFORMATION REQUIRED BY ITEM 402(B)(2) OF REGULATION S-K FOR ALL NAMED EXECUTIVE OFFICERS.

         RESPONSE:    Complied.  See page 27.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 22

43. NOTES 3 AND 4 TO THE OWNERSHIP TABLE INCLUDE WHAT APPEARS TO BE CONFLICTING DISCLOSURE REGARDING THE BENEFICIAL OWNERSHIP OF GOLDEN MASS TECHNOLOGIES LTD. PLEASE REVISE OR ADVISE, AS NECESSARY.

         RESPONSE: Complied. Note 3 has been revised and note 4 has been eliminated. See page 29.

44. IT APPEARS FROM YOUR DISCLOSURE THAT THE BENEFICIAL OWNERSHIP OF THE PARTIES LISTED IN THIS TABLE MAY NOT HAVE BEEN CALCULATED IN ACCORDANCE WITH RULE 13D-3 OF THE SECURITIES EXCHANGE ACT OF

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 13




         1934. IN THIS REGARD, WE NOTE THAT THE WARRANTS APPEAR EXERCISABLE WITHIN 60 DAYS, BUT THAT FOOTNOTE 2 INDICATES THAT THE CALCULATION WAS DONE ASSUMING NO EXERCISE OF THE WARRANTS. ADDITIONALLY, FOOTNOTES FIVE THROUGH SEVEN SEEM TO INDICATE THAT YOU CALCULATED THE BENEFICIAL OWNERSHIP OF CERTAIN INDIVIDUALS BASED ON THEIR PERCENTAGE OWNERSHIP OF LARGER SHAREHOLDERS. INSTEAD, IN ACCORDANCE WITH RULE 13D-3, BENEFICIAL OWNERSHIP OF SECURITIES SHOULD BE BASED ON WHETHER A PERSON HAS VOTING OR INVESTMENT CONTROL OVER SUCH SECURITIES. PLEASE REVISE AS NECESSARY OR ADVISE. ADDITIONALLY, IN RESPONSE TO THIS COMMENT, PLEASE EXPLAIN HOW YOU CALCULATED THE BENEFICIAL OWNERSHIP PERCENTAGES THAT WILL BE LISTED IN YOUR AMENDED FILING.

         RESPONSE: Complied. The table has been revised to disclose beneficial ownership in accordance with Rule 13d-3. None of the shareholders listed in this table own warrants, but note 2 has been clarified to indicate that this would affect only the number of shares outstanding for the purpose of calculating percentage ownership. See page 29.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 24

45. WE NOTE THAT YOU SOLD GOODS TO AN ENTITY OWNED BY A 10% SHAREHOLDER OF YOUR COMPANY. PLEASE REVISE TO DESCRIBE THE NATURE OF THE GOODS SOLD AND TO DISCUSS HOW THE TERMS OF YOUR SALES TO THIS ENTITY COMPARED WITH THE TERMS OF SIMILAR TRANSACTIONS WITH THIRD PARTIES.

         RESPONSE:  Complied.  See page 30.

46. WE NOTE YOUR DISCLOSURE THAT YOU HAVE PAID THE "NON-BUSINESS RELATED EXPENSES" OF GOLDEN MASS SINCE 2002. PLEASE REVISE TO PROVIDE MORE INFORMATION REGARDING THE NATURE OF THESE EXPENSES. ADDITIONALLY, TELL US WHETHER THE PAYMENT OF SUCH EXPENSES IS ONGOING.

         RESPONSE:  Complied.  See page 30.

47. AS A FOLLOW-UP TO THE COMMENT ABOVE, YOUR DISCLOSURE REGARDING THE AMOUNTS OWED TO THE COMPANY BY GOLDEN MASS AND OWED BY THE COMPANY TO CERTAIN OF ITS OFFICERS AND DIRECTORS SHOULD BE REVISED TO MORE CLEARLY EXPLAIN THE CURRENT STATUS OF THE TRANSACTIONS. FOR EXAMPLE, BASED ON YOUR CURRENT DISCLOSURE, IT APPEARS THAT TITANIUM GROUP AND/OR ITS SUBSIDIARIES HAVE ADVANCED MORE TO THE OFFICERS AND DIRECTORS THAT THESE OFFICERS AND DIRECTORS HAVE ADVANCED TO TITANIUM GROUP. THEREFORE, THE OFFSET DISCLOSED IN THE FOURTH PARAGRAPH WOULD APPEAR TO HAVE BEEN INCOMPLETE AND THE DISCLOSURE SHOULD REFLECT THE AMOUNT STILL OUTSTANDING. IF THAT AMOUNT HAS BEEN FORGIVEN, IT SHOULD BE REFLECTED, AS APPLICABLE, IN THE "ALL OTHER COMPENSATION" COLUMN OF THE EXECUTIVE COMPENSATION TABLE ON PAGE 21. PLEASE SEE ITEM 402 OF REGULATION S-K.

         RESPONSE:  Complied.  See pages 30 and 31 for the revised disclosure.

48. PLEASE DISCLOSE THE REMUNERATION, IF ANY, THAT MESSRS. TANG, NG, AND CHEUNG RECEIVED FOR THEIR GUARANTEE OF TITANIUM'S INSTALLMENT LOAN, AS DISCUSSED IN THE FINAL PARAGRAPH.

         RESPONSE:  Complied.  See page 31.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 14



DESCRIPTION OF SECURITIES, PAGE 26

49. WE NOTE THAT THE SECOND PARAGRAPH OF THIS SECTION INDICATES THAT IT INCLUDES A SUMMARY OF MATERIAL DIFFERENCES BETWEEN THE CORPORATE LAWS OF THE UNITED STATES AND THOSE OF THE BRITISH VIRGIN ISLANDS AND THAT YOU HAVE IDENTIFIED CERTAIN SITUATIONS IN WHICH SUCH LAWS VARY. PLEASE EXPAND YOUR DISCUSSION OF THESE DIFFERENCES TO PROVIDE A MORE DIRECT AND DETAILED COMPARISON OF SHAREHOLDERS' RIGHTS AND OTHER CORPORATE GOVERNANCE MATTERS UNDER BVI LAW AND, FOR EXAMPLE, DELAWARE LAW. CONSIDER PROVIDING THIS INFORMATION IN TABULAR FORM. FOR EXAMPLE, BUT WITHOUT LIMITATION, EXPLAIN WHETHER BVI LAW ALLOWS SHAREHOLDERS TO APPROVE CORPORATE MATTERS BY WRITTEN CONSENT OR ALLOWS FOR THE ISSUANCE OF PREFERRED STOCK OR THE ADOPTION OF OTHER "POISON PILL" MEASURES THAT COULD PREVENT A TAKEOVER ATTEMPT AND THEREBY PRECLUDE SHAREHOLDERS FROM REALIZING A POTENTIAL PREMIUM OVER THE MARKET VALUE OF THEIR SHARES.

         RESPONSE:  Complied.  See pages  33 to 37.

SELLING STOCKHOLDERS, PAGE 28

50. DESCRIBE THE TRANSACTIONS IN WHICH THE SELLING STOCKHOLDERS ACQUIRED THE SHARES BEING OFFERED UNDER THE REGISTRATION STATEMENT. INCLUDE ALL MATERIAL TERMS OF THE TRANSACTION SUCH AS PRICE, DATE AND THE EXEMPTION(S) FROM REGISTRATION UPON WHICH TITANIUM RELIED. SEE ITEM 507 OF REGULATION S-K.

         RESPONSE:  Complied.  See page 38.

51. DISCLOSE WHETHER ANY OF THE SELLING STOCKHOLDERS ARE REGISTERED BROKER-DEALERS OR AFFILIATES OF A REGISTERED BROKER-DEALER. IF ANY SELLING STOCKHOLDER IS A REGISTERED BROKER-DEALER, OTHER THAN THOSE WHO RECEIVED THE SHARES BEING OFFERED AS COMPENSATION FOR INVESTMENT BANKING SERVICES, SUCH SELLING STOCKHOLDER SHOULD BE NAMED AS AN UNDERWRITER WITH RESPECT TO THE SHARES BEING OFFERED ON ITS BEHALF. ADDITIONALLY, IF ANY SELLING STOCKHOLDER IS AFFILIATED WITH A REGISTERED BROKER-DEALER, STATE WHETHER THE SELLING STOCKHOLDER ACQUIRED THE SECURITIES TO BE RESOLD IN THE ORDINARY COURSE OF BUSINESS AND WHETHER, AT THE TIME OF ACQUISITION, IT HAD ANY AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE SECURITIES AT THE TIME OF PURCHASE.

         RESPONSE:  Complied.  See footnote 11 on page 41.

52. FOR EACH LEGAL ENTITY THAT IS A NON-REPORTING SELLING STOCKHOLDER, SUCH AS DEVRIES PROPERTIES, PONDEROSA INVESTMENT PARTNERS, INC., THE IRREVOCABLE SEVEN OAKS TRUST, AND DECH'IN STRATEGIC CONSULTING LLC, IDENTIFY THE NATURAL PERSONS WHO EXERCISE VOTING AND/OR DISPOSITIVE POWERS OVER THE SECURITIES. SEE INTERPRETATION I.60 OF THE JULY 1997 MANUAL OF PUBLICLY AVAILABLE CF TELEPHONE INTERPRETATIONS, AS WELL AS INTERPRETATION 4S OF THE REGULATION S-K PORTION OF THE MARCH 1999 SUPPLEMENT TO THE CF TELEPHONE INTERPRETATION MANUAL.

         RESPONSE:  Complied.  See pages 39 to 41.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 15



PLAN OF DISTRIBUTION, PAGE 31

53. WE NOTE THAT THE SELLING STOCKHOLDERS MAY ENGAGE IN SHORT SALES OF YOUR COMMON STOCK. PLEASE CONFIRM THAT YOU ARE AWARE OF CORPORATION FINANCE TELEPHONE INTERPRETATION A.65. ADDITIONALLY, IN THE RESPONSE LETTER DESCRIBE THE STEPS THE ISSUER AND THE SELLING STOCKHOLDERS HAVE TAKEN TO ENSURE COMPLIANCE WITH REGULATION M.

         RESPONSE: The Company is aware of Corporation Finance Telephone Interpretation A.65. The issuer has reminded selling stockholders of the provisions of Regulation M. In addition, the restrictive legend will be removed from the stock certificate of a selling stockholder only after sale and after receiving a letter from the stockholder confirming compliance with prospectus delivery requirements.

FINANCIAL STATEMENTS

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - SIX MONTHS ENDED JUNE 30, 2005 AND 2004

54. WE NOTE THAT YOU HAVE INCLUDED A CONVENIENCE TRANSLATION IN THE FILING FOR THE MOST RECENT FISCAL YEAR AND MOST RECENT INTERIM FISCAL PERIOD, HOWEVER, A TRANSLATION FOR THE JUNE 30, 2005 STATEMENT OF CASH FLOWS HAS BEEN OMITTED. PLEASE REVISE THE FILING TO INCLUDE A CONVENIENCE TRANSLATION FOR THE JUNE 30, 2005 STATEMENT OF CASH FLOWS.

         RESPONSE: Complied. See page F-3. The interim financial statements for the nine months ended September 30, 2005 include a convenience translation for the 2005 Statement of Cash Flows.

NOTE 3. AMOUNT DUE FROM RELATED PARTIES, PAGE F-4

55. WE NOTE FROM YOUR DISCLOSURES THAT CASH ADVANCED TO A DIRECTOR WILL BE TRANSFERRED TO THE GROUP'S SUBSIDIARY IN THE PRC. TELL US THE BUSINESS REASONS FOR TRANSFERRING CASH TO YOUR SUBSIDIARY VIA A DIRECTOR AS OPPOSED TO TRANSFERRING THE CASH DIRECTLY TO YOUR SUBSIDIARY IN THE PRC. IN YOUR RESPONSE, TELL US THE AMOUNT OF CASH THAT YOU TRANSFERRED TO THE DIRECTORS IN FISCAL 2005, 2004 AND 2003 AND THE JOURNAL ENTRIES RECORDED TO ACCOUNT FOR THESE TRANSACTIONS.

         RESPONSE: It takes a considerable time for the Company to transfer cash to its subsidiary in the People's Republic of China ("PRC") through normal banking channels within the PRC. The subsidiary runs a risk of missing payment obligations due to the delay in the receipt of funds. Therefore, management has opted to transfer the cash through a director instead, who hand carries the checks to the subsidiary. By doing so, the Company insures that the subsidiary will have the cash as and when required. Approximately five business days are saved by transferring funds using this method.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 16


         The amounts transferred to the director during the three years were as follows:

         Fiscal 2005                  HK$Nil               (US$Nil)
         Fiscal 2004                  HK$673,464           (US$86,342)
         Fiscal 2003                  HK$440,537           (US$56,479)
         Fiscal 2002                  HK$Nil               (US$Nil)

         The journal entries recorded to account for these transactions were a debit to "Advance to the director" and a credit to "Bank".

56. YOU DISCLOSE THE MOVEMENTS IN AMOUNTS DUE FROM RELATED COMPANIES AS OF JUNE 30, 2005 AND 2004. TELL US HOW YOU ARE RELATED TO THESE COMPANIES AND WHETHER ANY OF THESE COMPANIES ARE YOUR SUBSIDIARIES. IF THEY ARE SUBSIDIARIES, TELL US WHY THEY $1,043,714 DUE FROM RELATED COMPANIES AT JUNE 30, 2004 WAS NOT ELIMINATED IN CONSOLIDATION.

         RESPONSE: The amounts represent cash advanced to the director as mentioned in comment 55 above and to a shareholder of the Company. As these related parties were not subsidiaries of the Company, they were not eliminated in consolidation.

FINANCIAL STATEMENTS - YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE FF-1

57. THE AUDIT FIRM ZHONG YI IS NOT RECOGNIZED BY THE STAFF OF THE SEC. FOREIGN AUDITORS THAT WISH TO PRACTICE BEFORE THE SEC ARE EXPECTED TO DEMONSTRATE THEIR KNOWLEDGE AND EXPERIENCE IN APPLYING U.S. GAAP, PCAOB STANDARDS, SEC FINANCIAL REPORTING RULES AND SEC REQUIREMENTS PRIOR TO INCLUSION OF THEIR AUDIT REPORTS IN SEC FILINGS. THE DEMONSTRATION OF AN AUDITOR'S KNOWLEDGE AND EXPERIENCE IN ADVANCE OF FILING GENERALLY APPLIES TO ALL FINANCIAL STATEMENTS PRESENTED IN SEC FILINGS, INCLUDING FINANCIAL STATEMENTS PROVIDED PURSUANT TO RULE 3-09 OF REGULATION S-X. PLEASE NOTE THAT REGISTRATION WITH THE PCAOB DOES NOT SUPERSEDE EXISTING MEANS BY WHICH A FIRM DEMONSTRATES ITS KNOWLEDGE AND EXPERIENCE IN APPLYING US GAAP, PCAOB STANDARDS, SEC FINANCIAL REPORTING RULES AND SEC INDEPENDENCE REQUIREMENTS. YOU MAY REFER TO THE INTERNATIONAL REPORTING AND DISCLOSURE ISSUES OUTLINE AVAILABLE ON OR WEBSITE AT THE FOLLOWING LOCATION FOR ADDITIONAL INFORMATION:
         HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/INTERNATL/CFIRDISSUES1104.HTM#P313
         _42976. WE MAY BE UNABLE TO COMPLETE OUR REVIEW AND ACCEPT THE REPORT OF ZHONG YI UNTIL THE FIRM HAS DEMONSTRATED THIS KNOWLEDGE AND EXPERIENCE TO THE OFFICE OF THE CHIEF ACCOUNTANT. IN ORDER TO BEGIN THIS PROCESS, ZHONG YI SHOULD INQUIRE WITH THE OFFICE OF THE CHIEF ACCOUNTANT (202-551-5300) AND REQUEST THE INFORMATION TO BEGIN THIS PROCESS. UPON RECEIPT OF THIS REQUEST, THE OFFICE OF THE CHIEF ACCOUNTANT WILL PROVIDE A LETTER OUTLINING THE STEPS AND INFORMATION NECESSARY TO COMPLETE THE REVIEW. PLEASE ADVISE US OF ZHONG YI'S PLANS TO COMPLETE THIS PROCESS.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 17


         RESPONSE: The Company has been advised that Zhong Yi has initiated contact with the Officer of the Chief Accountant and responded to requests for information to complete the credentialing process.

58. TELL US IF YOU HAVE HAD YOUR FILINGS REVIEWED BY A DESIGNATED "FILING REVIEWER" FROM A US FIRM OR INTERNATIONAL ORGANIZATION KNOWLEDGEABLE ABOUT US GAAP, US GAAS, US AUDITOR INDEPENDENCE AND SEC REPORTING REQUIREMENTS. IF YOU HAVE, PLEASE PROVIDE US WITH WRITTEN CONFIRMATION THAT THE FILING REVIEWER'S PROCEDURES WERE APPLIED TO YOUR SUBMISSION. YOUR RESPONSE SHOULD INCLUDE THE NAME OF THE DESIGNATED FILING REVIEWER. REFER TO RULE 3400T IN PCAOB RELEASE NO. 2003-006 FOR GUIDANCE.

         RESPONSE: The filings have been reviewed by James Scheifley, P.C., a designated "filing reviewer" from a US firm knowledgeable about US GAAP, US GAAS, US auditor independence and SEC reporting requirements. The Company hereby confirms that the filing reviewer's procedures were applied to the submission.

CONSOLIDATED STATEMENTS OF INCOME, PAGES F-2 AND FF-4

59. REVISE THE FILING TO SEPARATELY DISCLOSE SALES FROM PRODUCTS AND SERVICES OR EXPLAIN WHY A REVISION IS NOT NECESSARY. IN ADDITION, STATE SEPARATELY THE COSTS AND EXPENSES APPLICABLE TO EACH CATEGORY OF SALES AND REVENUES. REFER TO RULE 5-03 OF REGULATION S-X FOR GUIDANCE.

         RESPONSE: Complied. The audited consolidated statements of income have been revised to separately disclose sales from projects, which is products, and maintenance, which is services. Also, the costs and expenses related to each category of sales and revenues are set forth separately. See page FF-4. The sales from projects were not separately stated in the unaudited consolidated statement of income, as the sales from maintenance were not material.

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION, PAGE FF-8

60. WE NOTE THAT THE COMPANY IS INCORPORATED IN THE BRITISH VIRGIN ISLANDS. WE ALSO NOTE FROM DISCLOSURES IN YOUR FILING THAT YOU HAVE ASSETS AND OPERATIONS IN A JURISDICTION THAT RESTRICTS THE TRANSFER OF ASSETS OR DIVIDENDS OUTSIDE THE COUNTRY (I.E., THE PRC). TELL US HOW YOU CONSIDERED INCLUDING A SCHEDULE OF CONDENSED FINANCIAL INFORMATION PURSUANT TO RULE 5-04 OF REGULATION S-X.

         RESPONSE: Rule 5-04 of Regulation S-X states that a schedule of condensed financial information shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. In this case, the Company has a consolidated subsidiary registered in a jurisdiction that restricts the transfer of assets or dividends outside the country, but the assets of that consolidated subsidiary represent approximately 3% of the consolidated net assets as of December 31, 2004. Accordingly, it is not necessary to include this schedule.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 18



61. YOU DISCLOSE THAT YOUR INTEREST IN THE OPERATING ENTERPRISES WAS ACQUIRED IN DECEMBER 31, 2004 AND THAT THIS TRANSACTION IS CONSIDERED TO BE TRANSFERS BETWEEN ENTITIES UNDER COMMON CONTROL. TELL US THE NATURE OF THE CONTROL RELATIONSHIP BETWEEN YOU AND THE OPERATING ENTITIES AND THE AUTHORITATIVE ACCOUNTING LITERATURE THAT SUPPORTS YOUR ACCOUNTING.

         RESPONSE: The BVI parent company acquired all of the outstanding shares of Titanium Technology Limited in exchange for its shares. The shareholding structure of the BVI parent is exactly the same as that of Titanium Technology prior to the shares exchange. Therefore, it is considered a reverse acquisition and is allowed in accordance with SFAS 141, Business Combinations (paragraph 17).

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE FF-10

62. REVISE TO DISCLOSE YOUR ACCOUNTING POLICY FOR OPERATING SEGMENTS. IF YOU HAVE ONE OPERATING SEGMENT TELL US HOW YOU MADE THAT DETERMINATION. IN ADDITION, DISCLOSE ENTERPRISE-WIDE INFORMATION PURSUANT TO PARAGRAPHS 26 THROUGH 29 OF SFAS 131.

         RESPONSE: Complied. See page FF-10. This note has been revised to disclose the basis for determining that there is only one operating segment, as well as net assets and revenues by geographic region.

ACCOUNTS RECEIVABLE, PAGE FF-10

63. YOU DISCLOSE THAT NO GENERAL PROVISION OF BAD AND DOUBTFUL DEBTS HAS BEEN MADE AND THAT MANAGEMENT EXPECTS THAT ACCOUNTS RECEIVABLES BALANCES WILL BE COLLECTED IN FULL. TELL US THE ACCOUNTS RECEIVABLE BALANCES, IF ANY, THAT WERE WRITTEN OFF IN FISCAL 2005, 2004 AND 2003. IF YOU HAVE WRITTEN OFF ACCOUNTS RECEIVABLE IN THESE PRIOR PERIODS TELL US WHY AN ALLOWANCE IS UNNECESSARY.

         RESPONSE: There were no accounts receivable written off in fiscal 2005, 2004 and 2003. As the trade debtors have fully settled their respective outstanding amounts in the subsequent year, the Company believes that no provision for bad and doubtful debts is required.

CASH AND CASH EQUIVALENTS, PAGE FF-10

64. REVISE THE FILING TO DISCLOSE YOUR ACCOUNTING POLICY FOR DETERMINING WHAT ITEMS ARE TREATED AS CASH EQUIVALENTS PURSUANT TO PARAGRAPH 10 OF SFAS 95.

         RESPONSE: Complied. See page FF-11. This note has been revised to disclose the accounting policy for determining what items are treated as cash equivalents.

INTANGIBLE ASSETS, PAGE FF-10

65. WE NOTE THAT PATENTS ARE AMORTIZED OVER A TWENTY YEAR PERIOD. IN ADDITION, WE NOTE FROM DISCLOSURES ON PAGE 17 OF YOUR FILING THAT CERTAIN PATENTS ARE DUE TO EXPIRE IN 2010. EXPLAIN

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 19



         YOUR BASIS FOR AMORTIZING PATENTS OVER TWENTY YEARS AND HOW YOU CONSIDERED THE EXPIRATION DATE OF PATENTS IN DETERMINING THE AMORTIZATION PERIOD.

         RESPONSE: Management considered that the patent rights application fees have an infinite life. Although certain patents are due to expire in 2010, they can be renewed. Management is committed to renew these patent rights upon expiration of the initial term as they consider that these patent rights are vital for the Company's product development. Management expects that they can renew the patent rights without objection. Based on the above rationale, the Company elected to amortize the patent rights over a period of twenty years.

REVENUE RECOGNITION, PAGE FF-11

66. CLARIFY FOR US EACH OF THE COMPANY'S REVENUE STREAMS, THE NATURE AND TERMS OF YOUR ARRANGEMENTS WITH CUSTOMERS AND THE RELATED REVENUE RECOGNITION POLICY FOR EACH REVENUE SOURCE (I.E., LICENSE FEES, MAINTENANCE AGREEMENTS, MULTI-ELEMENT ARRANGEMENTS, HARDWARE SALES, INSTALLATION, TRAINING, SOFTWARE INTEGRATION SERVICES, DISTRIBUTOR SALES, ETC.). CITE THE ACCOUNTING LITERATURE THAT SUPPORTS YOUR ACCOUNTING. FOR MULTIPLE ELEMENT ARRANGEMENTS TELL US HOW YOU ESTABLISH FAIR VALUE FOR EACH ELEMENT AND HOW YOU ALLOCATE THE ARRANGEMENT FEE TO EACH ELEMENT. REVISE YOUR NOTES, AS NECESSARY, TO DISCLOSE YOUR REVENUE RECOGNITION POLICY FOR DIFFERENT REVENUE STREAMS AND MULTIPLE ELEMENT ARRANGEMENTS.

         RESPONSE: The Company earns revenue from two major sources - either from projects or from the provision of maintenance services. For income from projects, the Company recognizes the revenue at the time when the projects have been completed, delivered, and accepted by the customers. Actually, the project itself is the sale of a system utilizing biometrics technology, which includes software and hardware. In most cases, the customer may require the Company to carry out some minor modification or customization of the software. When the software is modified, the Company takes a few days to test-run in-house to ensure that the product runs per the customer's requirement. The system, both software and hardware, is delivered to the customer after the test-run. Upon delivery, the Company installs the system at the customer's premises.

         In accordance with the standard sales contracts used by the Company, the customer is deemed to have accepted the system upon the earlier of:

            (1) The date the Company demonstrates to the customer, by the successful completion of acceptance tests or otherwise, that the deliverables substantially conform to the acceptance criteria specified in the Request for Proposal; or

            (2) The date that the customer uses the system for any purpose other than performing acceptance tests.

         Once the system has been delivered to the customer and the customer has signified its acceptance of the system, the Company issues an invoice to the customer in accordance with the amount as specified in the sales contract. The customer is requested to settle the outstanding amount within the credit terms as granted in the contract.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 20



         For income from the provision of maintenance services, the Company recognizes the revenue at the time when the maintenance services have been rendered to the customer. If the maintenance service has a duration of more than a year, the revenue will be prorated over that period.

         The Company believes that its revenue recognition policy is in accordance with the Statement of Position 97-2.

         In accordance with paragraph 8 of Statement of Position 97-2, the basic revenue recognition criteria are:

         (1)  Persuasive evidence of an arrangement exists.
         (2)  Delivery has occurred.
         (3)  The vendor's fee is fixed or determinable
         (4)  Collectibility is probable.

         The Company has followed the above criteria for its policy on revenue recognition.

         (1) PERSUASIVE EVIDENCE OF AN ARRANGEMENT EXISTS. All sales transactions have to be initialized by a purchase order from customers. The purchase orders give specifications of the system to be purchased.

         (2) DELIVERY HAS OCCURRED. Upon the time when the system is delivered to the customer, the customer is required to sign on the delivery note, confirming that it has received and accepted the system.

         (3) THE VENDOR'S FEE IS FIXED OR DETERMINABLE. The price is fixed at the time when the purchase order is accepted by both the customer and the Company.

         (4) COLLECTIBILITY IS PROBABLE. Once the product is accepted by the customer, it is obligated to settle the amount outstanding within the credit term as granted.

         The Company believes that the revenue from projects should not be accounted as Long-term construction-type contracts. In accordance with paragraph 7 of Statement of Position 97-2, "Software arrangements range from those that provide a license for a single software product to those that, in addition to the delivery of software or a software system, require significant production, modification, or customization of software. If an arrangement to delivery software or a software system, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement should be accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, Long-Term Construction-Type Contracts, using the relevant guidance herein, and in SOP 81-1 Accounting for Performance of Construction-Type and Certain Production-Type Contracts."

         Although customers might require the Company to slightly modify the systems to meet their own specifications, it is considered that the modifications are not a major overhaul to the

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 21



         system. The majority of the systems' design and specifications remain unchanged. Therefore, the condition under paragraph 7 of SOP 97-2 should not be applied.

67. WE NOTE FROM DISCLOSURES WITHIN THE FILING THAT YOUR CUSTOMERS INCLUDE "GOVERNMENT CLIENTS" AND THAT SALES TO THESE CLIENTS ARE SIGNIFICANT. TELL US HOW YOU CONSIDERED PARAGRAPHS 32 - 33 OF SOP 97-2 IN ACCOUNTING FOR FISCAL FUNDING CLAUSES, IF ANY, INCLUDED IN YOUR SOFTWARE ARRANGEMENTS. ALSO TELL US HOW FISCAL FUNDING CLAUSES OR OTHER GOVERNMENT CONTRACT CONTINGENCIES IMPACT YOUR REVENUE RECOGNITION FOR OTHER SERVICES AND PRODUCTS YOU PROVIDE.

         RESPONSE: The Company does not believe that paragraph 32-33 of SOP 97-2 should be considered for recognizing the income for sales to the government clients. The sales contracts to these government clients do not include a condition similar to fiscal funding clauses. The government clients are obligated to pay once delivery has been accepted. Therefore, paragraph 32-33 of SOP 97-2 should not be applied to the Company.

68. WE NOTE FROM DISCLOSURES WITHIN YOUR FILING THAT YOU UTILIZE DISTRIBUTORS TO SELL YOUR PRODUCTS. TELL US HOW YOU RECOGNIZE REVENUE ON SALES TO DISTRIBUTORS AND WHETHER YOU OFFER THESE DISTRIBUTORS ANY RIGHTS-OF-RETURN OR OTHER INCENTIVES (I.E. DISCOUNTS, PRICE CONCESSIONS, ETC.). FOR ANY DISTRIBUTOR INCENTIVE OFFERED, TELL US HOW YOU DETERMINE THAT YOUR FEE IS FIXED AND DETERMINABLE UPON THE PRODUCT'S SHIPMENT TO THE DISTRIBUTOR. IN ADDITION, DESCRIBE YOUR ABILITY TO REASONABLY ESTIMATE THE EFFECTS OF THE VARIOUS PROGRAMS OFFERED TO RESELLERS. WE REFER YOU TO SAB TOPIC 13A(4)(B), SFAS 48 AND EITF 01-9.

         RESPONSE: The Company recognizes sales to distributors at the time when the products are delivered to the distributors, as this is when the risk and reward have substantially passed to the distributors. The selling prices to the distributors have been predetermined in accordance with the distribution agreements, and are approximately 30% to 40% off the recommended retail prices. Once the products are shipped and the distributor has accepted the products, the Company bills the distributor and the distributor is obligated to settle the bill accordingly within the credit period granted. In all cases, there is no right-of-return or other incentives given to the distributors.

         Based on the above circumstances, the Company believes that is has properly recognized its revenue in accordance with paragraph 6 of SFAS 48.

RESEARCH AND DEVELOPMENT COSTS, PAGE FF-11

69. YOU DISCLOSE THAT HK$1,185,678 AND HK$2,022,379 OF RESEARCH AND DEVELOPMENT COSTS ASSOCIATED WITH "PROACCESS" AND "PROFACER" WERE CAPITALIZED IN 2004 AND 2003. TELL US WHEN THESE PRODUCTS WERE AVAILABLE FOR GENERAL RELEASE AND WHETHER YOU CEASED CAPITALIZATION OF RESEARCH AND DEVELOPMENT AT THAT TIME. IN ADDITION, TELL US WHETHER YOU INCURRED COSTS FOR DEVELOPMENT OF OTHER PRODUCTS IN FISCAL 2005, 2004 AND 2003. IF SO, EXPLAIN WHY YOU HAVE NOT REPORTED ANY RESEARCH AND DEVELOPMENT COSTS IN YOUR FISCAL 2005 AND 2004 FINANCIAL STATEMENTS.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 22



         RESPONSE: Generally speaking, ProAccess and ProFacer were launched in late 2003 and 2004, respectively. However, the Company has further developed two separate modules making use of the ProAccess technology. These two products, ProAccess FaceOK and ProAccess FaceGuard, were launched during mid-2004. In addition, the Company has also developed two other products making use of the ProFacer technology. These two products, ProFacer iDVR and ProFacer iWatchGuard, were launched during 2005.

         The Company ceased to capitalize the research and development costs as soon as these products were ready for general release.

         Once the products are launched, the Company incurs ongoing expenses for maintaining these products. Except for those amounts disclosed in the statement of income for the years ended December 31, 2002, 2003, and 2004, the Company has not incurred costs for development of other products.

70. EXPLAIN YOUR BASIS FOR AMORTIZING CAPITALIZED RESEARCH AND DEVELOPMENT COSTS OVER FIVE YEARS. IN ADDITION, TELL US WHERE AMORTIZATION EXPENSE IS RECORDED. IF IT IS NOT CLASSIFIED IN COST OF SALES, PLEASE REVISE THE FILING ACCORDINGLY, OR ADVISE AS TO WHY COST OF SALES IS NOT THE APPROPRIATE CLASSIFICATION. WE REFER YOU TO PARAGRAPH 8 OF SFAS 86 AND QUESTION 17, SFAX 86 FASB STAFF IMPLEMENTATION GUIDE FOR GUIDANCE.

         RESPONSE: Management of the Company believes that the product life cycle for these products is approximately 5 years. The technology adopted in developing these products should become obsolete by then. Therefore, management opted to amortize the research and development costs over 5 years. The amortization expenses have now been reclassified as cost of sales and the filing has been revised to effect these changes. See page FF-4.

GRANT AND SUBSIDY INCOME, PAGE FF-11

71. WE NOTE THAT YOU HAVE RECEIVED GOVERNMENT GRANTS FOR RESEARCH AND DEVELOPMENT. EXPLAIN YOUR BASIS FOR AMORTIZING THESE FUNDS INTO INCOME. EXPLAIN WHY YOU HAVE AMORTIZED HK$2,502,139 (PER CONSOLIDATED STATEMENT OF INCOME) CONSIDERING YOUR DISCLOSURE THAT THE GRANT WAS FOR HK$2,000,000. TELL US WHY YOU HAVE CLASSIFIED THIS AS OTHER INCOME AS OPPOSED TO A REDUCTION IN RESEARCH AND DEVELOPMENT EXPENSE AND WHETHER ANY GRANT AND SUBSIDY AMOUNTS RECEIVED WERE OFFSET AGAINST RESEARCH AND DEVELOPMENT EXPENSES CAPITALIZED. TO THE EXTENT AMOUNTS HAVE BEEN MATERIAL TO OPERATIONS, REVISE THE FILING TO INCLUDE THE IMPACT OF THESE FUNDS ON OPERATIONS IN YOUR MD&A SECTION. AS A FOLLOW-UP TO COMMENT 19 ABOVE, YOU SHOULD ALSO INCLUDE IN YOUR LIQUIDITY SECTION ANY CONTRACTUAL OBLIGATIONS YOU MAY HAVE WITH REGARDS TO ROYALTY PAYMENTS OR REIMBURSEMENTS OF ANY OF THESE FUNDS.

         RESPONSE: HK$2 million is the maximum amount that the government will give the Company on each project for which it has applied for the subsidy. During the three years ended December 31, 2004, the Company has submitted several grant applications to assist it in conducting research and development. The amount of HK$2,502,139 was actually the sum that the Company has received over the three years on several grant applications.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 23



         In accordance with the agreements entered into between the Company and the government, the Company would have to tender to the government its pro rata share of the residual funds remaining in the project account. In rare circumstances, the Company would have to pay the government in full if the Company could not reach an agreement with the government on the progress of the projects.

         In light of these facts, the Company believes that the amounts received as government grants are not of the same nature as research and development costs. Therefore, the amount was not offset against research and development costs.

72. REVISE THE FILING TO INCLUDE A DISCUSSION RELATING TO THE IMPACT THAT ADOPTION OF EACH RECENTLY ISSUED ACCOUNTING STANDARD IS EXPECTED TO HAVE ON THE FINANCIAL STATEMENTS IN ACCORDANCE WITH SAB TOPIC 11M.

         RESPONSE: Complied. The filing has been revised to include a discussion relating to the impact of adoption of each recently issued accounting standard. See pages FF-15 to FF-16.

NOTE 6 - LONG TERM BORROWINGS, PAGE FF-16

73. YOU DISCLOSE THAT LOANS FROM SHAREHOLDERS ARE UNSECURED, INTEREST FREE AND ARE NOT REPAYABLE WITHIN THE NEXT TWELVE MONTHS. TELL US WHEN THE SHAREHOLDERS' LOANS ARE DUE AND DISCLOSE THIS INFORMATION IN YOUR FINANCIAL STATEMENT NOTES.

         RESPONSE: There was no written agreement in existence for the loan from shareholders. However, it was verbally confirmed by the shareholders that they would not call for the Company to repay the loan for at least two years.

74. CONSIDERING YOUR DISCLOSURE THAT LOANS FROM SHAREHOLDERS ARE INTEREST FREE TELL US WHY INTEREST WAS NOT IMPUTED. EXPLAIN WHY, AS DISCLOSED IN
         NOTE 5, THE CARRYING AMOUNT OF THE SHAREHOLDERS' LOANS APPROXIMATES FAIR VALUE CONSIDERING THESE LOANS ARE INTEREST FREE. WE REFER YOU TO APB 21 AND SFAS 107.

         RESPONSE: The Company believes that no imputation of interest is required, since the shareholder loans were made in cash and have no fixed repayment dates. Since the loans are to be repaid in cash and no discount is deemed appropriate, the Company believes that the fair value is equivalent to the face amount of the notes. The filing has been revised to explain why the carrying value of the shareholders' loans approximates fair value. See Note 5 on page FF-17.

NOTE 7, COMMON STOCK, PAGE FF-17

75. EXPLAIN HOW YOU HAVE CONSIDERED EITF 00-19 IN DETERMINING THAT WARRANTS ISSUED IN CONNECTION WITH THE PRIVATE PLACEMENT SUBSEQUENT TO THE BALANCE SHEET DATE SHOULD BE CLASSIFIED IN EQUITY.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 24



         RESPONSE: The Company does not believe that the warrants are an instrument covered by EITF 00-19, as the exercise price in not variable in nature.

NOTE 8.  INCOME TAXES, PAGE FF-17

76. REVISE YOUR FILING TO INCLUDE A RECONCILIATION OF THE DIFFERENCES BETWEEN THE STATUTORY TAX RATE AND THE EFFECTIVE INCOME TAX RATE. WE REFER YOU TO PARAGRAPH 47 OF SFAS 109.

         RESPONSE: Complied. See pages FF-18 and F-19. The filing has been revised to include a reconciliation of the differences between the statutory tax rate and the effective income tax rate.

77. WE NOTE YOUR DISCLOSURE THAT THE COMPANY HAS DETERMINED THAT THE AMOUNT OF DEFERRED TAX ASSETS AND LIABILITIES THAT ARISE AS A RESULT OF TEMPORARY DIFFERENCES IS IMMATERIAL TO THE GROUP. SUPPLEMENTALLY PROVIDE US WITH YOUR ANALYSIS THAT QUANTIFIES THESE DIFFERENCES AS OF EACH BALANCE SHEET DATE.

         RESPONSE: The temporary differences arise mainly from the difference between the tax-based carrying amounts of plant and equipment and their reported amounts in the financial statements. An analysis that quantifies these differences as of each balance sheet date is set forth below:

                                                                                    2004         2003          2002
                                                                                    ----         ----          ----
                                                                                     HK$          HK$           HK$
        ------------------------------------------------------------------------------------------------------------
        Tax-based carrying amount of plant and equipment                          53,809       33,657        27,626
        Carrying amount of plant and equipment as reported in
          consolidated financial statements                                      174,999      121,551        84,982
        ------------------------------------------------------------------------------------------------------------

        Temporary differences                                                    121,190       87,894        57,356
        ============================================================================================================

        Tax effect on temporary differences at respective
          statutory tax rates                                                     21,208       15,381         9,176

        Percentage to income before provision for income taxes
          and minority interest                                                    1.00%       28.99%         1.50%


         As it is noted, except for the year ended December 31, 2003, the impact of the temporary difference is not significant in comparison to income before provision for income taxes and minority interest. As of December 31, 2004, the cumulative effect of the temporary differences is approximately 1% of income before provision for income taxes and minority interest. Therefore, it is considered that no provision for deferred tax liability is required.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
December 9, 2005
Page 25



NOTE 9.  OPERATING LEASE COMMITMENTS, PAGE FF-18

78. WE NOTE YOUR DISCLOSURE FOR OPERATING LEASE COMMITMENTS AND THAT IT IS LIMITED TO 2005 AND THEREAFTER. REVISE TO DISCLOSE YOUR OPERATING LEASE COMMITMENTS FOR EACH OF THE FIVE YEARS SUBSEQUENT TO DECEMBER 31, 2004. WE REFER YOU TO PARAGRAPH 16 OF SFAS 13.

         RESPONSE: Complied. See page FF-19. The filing has been revised to disclose the operating lease commitments for each of the five years subsequent to December 31, 2004.

EXHIBITS

79.      WE NOTE THAT THROUGHOUT THE FILING YOU HAVE REFERRED TO WHAT APPEAR
         TO BE SEVERAL MATERIAL AGREEMENTS, INCLUDING YOUR COLLABORATION AGREEMENTS WITH TSINGHUA UNIVERSITY AND THE CHINESE ACADEMY OF SCIENCE, YOUR SOLE DISTRIBUTOR AGREEMENT REGARDING JAPAN, YOUR PARTNERSHIP WITH IBM, YOUR RELATIONSHIPS WITH LARGE VENDORS SUCH AS MICROSOFT AND NOVELL, YOUR RELATIONSHIP WITH EAE PRODUCTIONS AND THE LOAN DOCUMENTS BETWEEN THE COMPANY AND ITS OFFICERS AND DIRECTORS. PLEASE FILE THESE AGREEMENTS AS EXHIBITS TO YOUR NEXT AMENDMENT OR ADVISE. SEE ITEM 601(B)(10) OF REGULATION S-K. ADDITIONALLY, YOU SHOULD FILE ALL AGREEMENTS GOVERNING THE TERMS OF THE SECURITIES HELD BY THE SELLING STOCKHOLDERS, INCLUDING ANY PURCHASE AGREEMENTS, REGISTRATION RIGHTS AGREEMENTS, UNITS OR WARRANTS. SEE ITEM 601(B)(4) OF REGULATION S-K.

         RESPONSE: Complied. See Item 16 on page II-2. The only agreements that govern the terms of the securities held by the selling shareholders are the warrants and form of subscription agreement, which are being filed as exhibits.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures

Cc:      Titanium Group Limited
         Zhong Yi (Hong Kong) C.P.A. Company Limited